Prospectus Supplement (To Prospectus dated August 10, 2015)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-206257

96,675,828 Shares

Freeport-McMoRan Inc.

Common Stock

Pursuant to the distribution agreement dated August 10, 2015, between us and J.P. Morgan Securities LLC (“J.P. Morgan”), which was filed as an exhibit to our current report on Form 8-K with the Securities and Exchange Commission on August 10, 2015 and is incorporated by reference herein, during the period from August 11, 2015 through September 17, 2015, we sold 96,675,828 shares of our common stock, par value $0.10 per share, by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, at market prices through J.P. Morgan, as our sales agent. Our gross proceeds from such sales were $1 billion, and the aggregate gross sales commission to the sales agent was approximately $10 million. Our aggregate net proceeds from such sales were approximately $990 million, after deducting related expenses, including commissions to the sales agent. The offering is now complete.

Our common stock is listed for trading on the NYSE under the symbol “FCX”. On September 17, 2015, the last reported sale price of our common stock on the NYSE was $12.05 per share.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 10, 2015, and the prospectus supplement, dated August 10, 2015.

Investing in our common stock involves risks. Before buying shares of our common stock, you should read the discussion of material risks described in “Risk factors” beginning on page S-3 of the prospectus supplement dated August 10, 2015 for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement, the prospectus supplement dated August 10, 2015 or the prospectus dated August 10, 2015 is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan

The date of this prospectus supplement is September 18, 2015.